Dated:  August 16, 1994

                   FOR IMMEDIATE RELEASE

David L. Sokol - Chairman, President and C.E.O.         (402) 330-8900
David W. Cox - Vice President, External Relations       (402) 330-8900
Dale R. Schuster - Vice President, Administration       (402) 330-8900

           CALIFORNIA ENERGY CLOSES FINANCING ON THE SECOND
                 GEOTHERMAL PROJECT IN THE PHILIPPINES

OMAHA, NEBRASKA, August 15, 1994 -- California Energy Company, Inc. (NYSE, PSE, and LSE symbol: CE) announced it has completed financing for its 180 MW Mahanagdong geothermal project located in the Philippines. The Mahanagdong geothermal project is the second Philippine geothermal project for California Energy to close financing on this year and, with the 120 MW Upper Mahiao geothermal project already under construction, brings the Company's total power under construction in the Philippines to 300 MW. The Mahanagdong project is expected to be in operation by July of 1997.

David Sokol, Chairman and Chief Executive Officer, said, "We have executed two major contracts which are not only the first of their kind, but demonstrate our ability to deliver financing and construction resources in a very short timeframe. With the close of the Mahanagdong financing, our focus, as part of our aggressive international development strategy, will be to complete the negotiations on our other opportunities currently identified in the Philippines and Indonesia."

The total project cost for the Mahanagdong facility is approximately $320 million. The capital structure consists of a term loan of $240 million provided by the Export-Import Bank of the U.S. ("Ex-Im") and the Overseas Private Investment Corporation ("OPIC") and approximately $80 million of equity contributions ($40 million provided by the Company), which will be insured against political risks by OPIC. The Ex-Im and OPIC term loan funding is a ten-year project finance loan which will be repaid from the cashflows of the project. The construction loan will be provided by OPIC, Bank of America NT&SA and American Pacific Finance Company (a wholly-owned subsidiary of California Energy). Ex-Im will provide insurance against political risks during the construction period.

The electricity produced by the Mahanagdong geothermal power plant will be provided to the Philippine National Oil Company, Energy Development Corporation ("PNOC-EDC"), which is also responsible for supplying the steam to the facility. After a ten-year cooperation period, the plant will be transferred to PNOC-EDC at no cost.

"California Energy has come up with just the sort of project that OPIC eagerly supports -- one that responds to real human need in an environmentally sustainable and profitable way. We are pleased to be able to help," said Ruth R. Harkin, President and CEO of the Overseas Private Investment Corporation.

"We have been exceptionally pleased with the support and professional staff at both PNOC-EDC and the other Philippine government agencies involved. This also demonstrates to PNOC-EDC our ability to perform development and financing of these opportunities on an aggressive time schedule. Additionally, we are very satisfied with this financing structure and the support we have received from Ex-Im Bank and OPIC. We believe our projects continue to be a good example of how the public and private sector can work together to support American exports and create job opportunities," said David Sokol.

California Energy Company is an international developer, owner and operator of environmentally responsible power generation facilities. Its six existing facilities currently produce in excess of 300 MW of power with an additional 300 MW under construction.

Page 2 - August 15, 1994
                    California Energy Company, Inc.
                 180 MW Mahanagdong Geothermal Project
                        Project Finance Summary


Ownership Structure:

    The Mahanagdong geothermal project will be built, owned and operated by CE Luzon Geothermal Power Company, a Philippine corporation. The site is located on the island of Leyte and the power will be transmitted by the Philippine National Oil Company, Energy Development Corporation ("PNOC-EDC"). After a ten-year cooperation period, the plant will be transferred to the PNOC-EDC at no cost. PNOC-EDC is responsible for supplying the facility with the geothermal steam and purchasing the energy and capacity under a "take or pay" contract.

    The anticipated post-completion ownership structure will be 45% by the Company, 45% by Kiewit Energy Company, the
    Company's major shareholder, and up to 10% by another industrial company.

Turnkey Contractor:

    A consortium comprised of Kiewit Construction Group, Inc. (with an 80% interest) and The Ben Holt Co. (with a 20% interest) will function as the contractor for the project under a turnkey, fixed price, date certain agreement. The Ben Holt Company is a wholly-owned engineering subsidiary of the Company.

Mahanagdong Financing Structure:

    The Mahanagdong geothermal project will have a total project cost of approximately $320 million. The capital structure consists of a term loan of $240 million and approximately $80 million in equity contributions. The construction debt financing will be provided by a consortium of lenders through a facility directed by Bank of America NT&SA. The lenders are: Overseas Private Investment Corporation ("OPIC"), a U.S. agency, $40 million; Bank of America NT&SA, $20 million; the Company's wholly-owned finance company and subsidiary, American Pacific Finance Company ("APFC"), $172 million. Funding for APFC construction debt financing will be provided from the Company's existing cash balances. In the future, the APFC construction loan may be syndicated to other international commercial banks. The debt provided by APFC and the commercial banks will be insured against political risks by the U.S. Export-Import Bank ("Ex-Im Bank"). Ten-year term debt financing will be provided by Ex-Im Bank (which will replace the APFC and commercial bank debt) and OPIC, which will be repaid from the cash flows of the project. The Company intends to provide its approximately $40 million share of equity for the Mahanagdong project from existing cash, which will be insured against political risks by OPIC.
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